Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Hayden, Kevin	2. Issuer Name and Ticker or Trading Symbol Wtaa International, Inc. (WTIN)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___ Director                    ___ 10% Owner
___ Officer (give             _X_ Other (specify
                  title below)                     below)

Director and Officer of Wholly Owned Subsidiary

(Last) (First) (Middle) 2592 Portree Way	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 11/2001
(Street) Garibaldi Highlands, B.C. V0N 1Z0		5. If Amendment, Date of Original (Month/Year) 11/2001	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common	11/19/2001	I		200,000	A	$0.00	200,000	D
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrants	$0.35	11/19/2001	I		100,000		11/19/2001	11/09/2003	P	100,000	$0.01	100,000	D
Explanation of Responses:

200,000 Common Shares are issued to the reporting person on November 19th, 2001 in consideration for the acquisition of Evolution Marketing Systems Inc. making Evolution Marketing Systems Inc. (renamed Gravitas Digital Communications, Inc) a wholly owned subsidiary of WTAA International, Inc. 400,000 Common Shares will be released to the reporting person on the performance of certain financial milestones of the subsidiary company. 100,000 Warrants will be issued to the reporting person in consideration for the acquisition of Evolution Marketing Systems Inc. (renamed Gravitas Digital Communications, Inc.) now a wholly owned subsidiary of WTAA International, Inc. 200,000 Warrants will be released to the reporting person on the performance of certain financial milestones of the subsidiary company.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Kevin Hayden **Signature of Reporting Person	11/30/2001 Date
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